Exhibit 99.1

Certified extract of RESOLUTIONS OF THE DIRECTORS

OF

SILVERCREST MINES INC.

(the “Company”)

“AMENDMENT TO THE ARTICLES OF THE COMPANY

WHEREAS:

A.	Under the Business Corporations Act (British Columbia) (the “Act), the president of the Company does not have to be a director of the Company and, therefore, the Company wishes to amend section 20.3 of the Articles of the Company to delete the provision that the president of the Company must be a director of the Company; and

B.	In accordance with the Act and the Articles of the Company, such amendment to the Articles may be made by the directors of the Company.

BE IT RESOLVED THAT:

1.	Section 20.3 of the Articles of the Company be and is hereby amended by deleting “president,” from the last sentence thereof so that section 20.3 of the Articles of the Company shall read as follows:

“20.3 Qualifications

The Company must have a president and a secretary. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company, except that the president and the secretary must each be different persons, unless the Company has only one shareholder, in which case the president and secretary may be the same person. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.”

GENERAL

BE IT RESOLVED THAT:

1.	Any one officer or director of the Company be and is hereby authorized for and on behalf of the Company to do all such acts and things and to execute and deliver all such statements, forms and other documents as such person may consider advisable or as may be reasonably required (or recommended by the Company’s counsel) in connection with the foregoing resolutions, and execution by any one officer or director of the Company shall be conclusive proof of such person’s authority to do such acts and to execute and deliver documents on behalf of the Company.”

I, Bernard Poznanski, Corporate Secretary of the Company, hereby certify that the foregoing is a true copy of resolutions duly passed by the Board of Directors of the Company as of April 28, 2015 and that such resolutions have not been rescinded, amended or modified and are now in full force and effect.

DATED at Vancouver, British Columbia on this 4th day of May, 2015.

“Bernard Poznanski”
BERNARD POZNANSKI
Corporate Secretary